

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 3, 2022

Alexander P. Oxman
Chief Financial Officer
Iron Spark I Inc.
125 N Cache St.
2nd FL., Box 3789
Jackson, WY 83001

>   **Re: Iron Spark I Inc.**
>   **125 N Cache St.**
>   **2nd Floor, Box 3789**
>   **Jackson, WY 83001**

Dear Alexander P. Oxman:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Form 8-K filed on September 30, 2022

Item 4.02-Non-Reliance on Previously Issued Financial Statements or Related Audit Report or Completed Interim Report.

1.   Please amend this filing to include a statement as to whether the audit committee, or the board of directors in the absence of an audit committee, or authorized officer or officers, discussed with your independent accountant the matters disclosed in the filing pursuant to this Item 4.02(a).

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Babette Cooper at 202-551-3396 if you have questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction